FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey House, 2 Triton Square, Regent’s Place
London NW1 3AN, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

ABBEY NATIONAL PLC

NOTIFICATION OF DISPOSAL OF MAJOR INTEREST IN SHARES

Abbey National plc has received confirmation, pursuant to s198 of the Companies Act 1985, that as at the close of business on 24th March, 2004, the interest of Lehman Brothers International (Europe) in the ordinary share capital of Abbey National plc has fallen below 3%.

Contact

Shaun Coles
Tel: 0207 756 4766

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 29 March 2004
By: /s/ Shaun Coles Shaun Coles Abbey Secretariat